Exhibit 99.39
EXECUTION VERSION
December 17, 2025

Howard Hughes Holdings Inc.
9950 Woodloch Forest Drive, Suite 1100
The Woodlands, Texas 77380

Re:         Equity Commitment Letter

Ladies and Gentlemen:

This letter agreement sets forth the commitment of Pershing Square Holdings, Ltd., a company limited by shares incorporated under the laws of Guernsey with registered number 54602 (“Pershing Square”), subject to the terms and conditions herein, to contribute or cause to be contributed to Howard Hughes Holdings Inc. (“HHH”), by purchase of Preferred Stock (as defined in the Preliminary Summary of Terms attached as Exhibit A hereto (the “Term Sheet”)) of HHH, an amount equal to $1.0 billion (the “Commitment Cap”).  Reference is made to that certain Purchase and Sale Agreement, dated as of December 17, 2025 (as amended, restated, supplemented or otherwise modified from time to time, the “Agreement”), by and among Vantage Group Holdings, Ltd., a Bermuda exempted company with liability limited by shares (the “Company”), Howard Hughes Insurance Holdings, LLC, a Delaware limited liability company (“Buyer”), Carlyle Partners VII Cayman Holdings V, L.P., a Cayman Islands exempted limited partnership (the “Carlyle Investor”), H&F Vantage Aggregator, L.P., a Cayman Islands exempted limited partnership (the “H&F Investor”), each of the Additional Shareholders party thereto (the “Additional Shareholders”, and together with the Carlyle Investor and the H&F Investor, a “Seller” and collectively, the “Sellers”), and the Carlyle Investor and the H&F Investor, solely in their capacities as the Sellers’ representatives (the “Sellers’ Representatives”).  This letter agreement becomes effective only upon the execution and delivery of the Agreement.  Capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Agreement.  Any references herein to any provision of the Agreement shall mean such provision as it existed as of the date hereof without giving effect to any subsequent amendments or modifications thereto (whether or not with retroactive effect) except with the written consent of Pershing Square.

1.          Commitment.  Subject to the terms and conditions set forth in this letter agreement, Pershing Square agrees that, at or prior to the Closing, Pershing Square shall, and/or shall cause one or more of its assignees permitted by the terms of this letter agreement to, contribute to HHH, as equity capital, a dollar amount of cash (such agreement to contribute equity capital, subject to the terms and conditions of this letter agreement, the “Commitment”) equal to the Commitment Cap solely for the purpose of funding, and to the extent necessary to fund, the following (collectively the “Buyer Payment Obligations”): (a) the payment at the Closing of a portion of the Closing Payments pursuant to Section 2.2 of the Agreement, (b) the payment of a ratable portion (based on the portion of the Closing Payments financed pursuant to the foregoing clause (a)) of any and all fees and expenses required to be paid by Buyer at the Closing in connection with the transactions contemplated by the Agreement pursuant to and in accordance with the Agreement (collectively, the “Transaction”) and (c) the payment of amounts for additional equity capital to be contributed to the Company by Buyer at or immediately following the Closing in connection with the Transaction to be used for working capital and general corporate purposes by the Company and its subsidiaries following the Closing; provided, however, that (i) Pershing Square and/or its permitted assignees shall not have any obligation under any circumstances to contribute to, purchase equity or debt securities of, or otherwise provide funds to, HHH or any other Person in any amount in excess of the Commitment Cap, (ii) the equity contributed by Pershing Square and/or its permitted assignees to HHH pursuant to this letter agreement may only be used by HHH to provide a corresponding amount of funding to Buyer to satisfy the Buyer Payment Obligations, and not for any other purpose, (iii) funding of the equity contribution with respect to which Pershing Square has made the Commitment shall occur contemporaneously with the Closing and (iv) in the event that HHH does not require Pershing Square to fund all of the equity financing with respect to which Pershing Square has made the Commitment in order to consummate the Transaction, then the amount required to be funded by Pershing Square and/or its permitted assignees with respect to the Commitment shall be reduced accordingly. Upon receipt, HHH shall promptly contribute, directly or indirectly, the equity financing received from Pershing Square to Buyer in full.

2.           Conditions.  Pershing Square’s obligations with respect to the Commitment are subject to (a) the satisfaction or waiver in full, in accordance with the Agreement, of the conditions set forth in Section 7.1 of the Agreement (other than any conditions that by their nature can only be satisfied by deliveries made at the Closing, but subject to the prior or substantially simultaneous satisfaction of such conditions), and (b) the substantially simultaneous consummation of the Closing in accordance with the terms of the Agreement. Upon the satisfaction or waiver of the conditions set forth in Article 7 of the Agreement (other than those conditions that by their terms are to be satisfied at the Closing), HHH shall promptly provide notice thereof to Pershing Square.

3.           Termination.  All obligations of Pershing Square under this letter agreement shall expire automatically and immediately upon the earliest to occur of (a) the valid termination of the Agreement pursuant to Article 8 of the Agreement, (b) the date that the Sellers’ Representatives or any of their respective Affiliates assert, or direct any other Person to assert, including in any written pleading or motion filed in any action, suit, claim, investigation, or proceeding, (i) any claim that one or more of the provisions of this letter agreement, including any of the provisions of Section 1 or Section 2 limiting Pershing Square’s obligations with respect to the Commitment, are illegal, invalid or unenforceable in whole or in part, or that Pershing Square has any liability under this letter agreement other than to fund equity contributions with respect to the Commitment in an aggregate amount not to exceed the Commitment Cap (all such claims or assertion described in this clause (i), “Expressly Prohibited Claims”) or (ii) any other claim or theory of liability against Pershing Square or any of the Non-Recourse Parties (as defined below) relating to this letter agreement, the Agreement or any of the transactions contemplated hereby or thereby (including in respect of any oral representations made or alleged to be made in connection therewith), other than claims (1) by HHH to enforce its rights under this letter agreement in accordance with and subject to the terms and conditions hereof or (2) by the Sellers’ Representatives against Buyer or HHH under the Agreement in accordance with and subject to the terms and conditions thereof; provided, however, that this letter agreement shall not terminate pursuant to this clause (b) if (I) Pershing Square provides written notice to the Sellers’ Representatives specifying in reasonable detail the basis on which such claim constitutes an Expressly Prohibited Claim or otherwise specifying that such claim is a claim described by clause (ii) of this Section 3(b), and (II) within ten (10) Business Days after receipt of such notice, the Person asserting such claim irrevocably withdraws, dismisses with prejudice or otherwise terminates such claim and provides written evidence thereof to Pershing Square, (c) Pershing Square and any assignees of Pershing Square, collectively, contributing to HHH, as equity capital, cash in an aggregate amount equal to or exceeding the Commitment Cap and (d) the Closing (if the Transaction has been consummated in accordance with the Agreement).  Upon termination of this letter agreement, Pershing Square and its assignees shall not have any further obligations or liabilities hereunder.

4.        No Recourse.  Notwithstanding anything that may be expressed or implied in this letter agreement or any document or instrument delivered in connection herewith or otherwise, each of HHH, by its acceptance of the benefits hereof, and the Sellers’ Representatives, as third-party beneficiaries hereof as specified herein, covenants, agrees and acknowledges for itself and any Person claiming on its or their behalf, from time to time that, no Person other than Pershing Square and its successors or permitted assigns under this letter agreement shall have any liability, obligation or commitment of any nature, known or unknown, whether due or to become due, absolute, contingent, or otherwise, hereunder or in connection with the transactions contemplated hereby and that no recourse, remedy, or right of recovery or contribution shall be had hereunder or under any documents or instruments delivered in connection herewith or for any claim based on, in respect of, or by reason of, such obligations or their creation, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith or therewith, and no personal liability with respect thereto shall attach to, (a) any former, current or future equity holder, controlling person, director, officer, employee, agent, adviser, Affiliate, member, manager, general or limited partner, representative or assignee of Pershing Square (other than permitted assigns under Section 5) or (b) any former, current or future equity holder, controlling person, director, officer, employee, agent, adviser, Affiliate, member, manager, general or limited partner, representative or successor or assignee (other than permitted assigns under Section 5) of the foregoing (such persons, collectively, but excluding Pershing Square and its permitted assigns under Section 5, the “Non-Recourse Parties”), whether by or through attempted piercing of the corporate, limited liability company or partnership veil, by or through a claim (whether in tort, contract, strict liability or otherwise) by or on behalf of any Person against any Non-Recourse Party, by the enforcement of any assessment, judgment, fine, or penalty or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable law, or otherwise, except in each case, for (i) solely to the extent provided in Section 6, the right of HHH to enforce the obligations of Pershing Square and its permitted assigns under Section 5 (but not from any Non-Recourse Party) under and to the extent provided in this letter agreement and subject to the limitations described herein, and (ii) solely to the extent provided in Section 6, the right of the Sellers’ Representatives to enforce the obligations of Pershing Square and its permitted assigns under Section 5 (but not from any Non-Recourse Party) under and to the extent provided in this letter agreement and subject to the limitations described herein.  Nothing in this Section 4 is intended or shall be construed to limit the contractual obligations of Buyer, Buyer Parent, the Company, Sellers or Sellers’ Representatives under the Agreement.  Notwithstanding anything to the contrary in this letter agreement, this Section 4 shall survive the termination and expiration of this letter agreement.

5.          Parties in Interest.  Neither HHH nor Pershing Square may assign or delegate its rights, interests or obligations under this letter agreement (by operation of law or otherwise) to any other Person without the prior written consent of the other party hereto and the Sellers’ Representatives;  provided that, without the consent of HHH and the Sellers’ Representatives, Pershing Square may assign its rights, interests and obligations under this letter agreement to any Affiliate of Pershing Square; provided, further, that no such assignment shall relieve any Person of its obligations hereunder.  Any purported assignment of this letter agreement in contravention of this Section 5 shall be null and void.

6.           Enforceability; Sole and Exclusive Remedy.  This letter agreement shall be binding solely on, and inure solely to the benefit of, the parties hereto and their respective successors and permitted assigns, and the parties hereby acknowledge and agree that, if and only if the conditions to the contribution of equity and the funding of the Commitment set forth herein are satisfied and Pershing Square fails to fund the Commitment pursuant to Section 1 when required, HHH may seek specific performance of Pershing Square to cause Pershing Square to perform its obligations to contribute equity and fund the Commitment to the extent permitted by, and subject to the limitations set forth in the Agreement, including Section 11.10 of the Agreement; provided, that the Sellers’ Representatives may rely upon and enforce this letter agreement as express third-party beneficiaries hereto solely with respect to the right to seek and obtain specific performance from HHH to enforce its rights hereunder to cause Pershing Square to perform its obligations to contribute equity and fund the Commitment to the extent permitted by, and subject to the limitations set forth in the Agreement, including Section 11.10 of the Agreement.  Pershing Square and HHH acknowledge and agree that the Sellers’ Representatives shall not be required to provide any bond or other security to enforce specifically the terms and provisions of this letter agreement (to the extent the Sellers’ Representatives have the right, on behalf of the Sellers, to enforce the terms of this letter agreement in accordance with Section 11.10 of the Agreement).  Pershing Square further agrees that it shall not oppose the granting of any such specific performance on the basis that (a) the Sellers’ Representatives have an adequate remedy at law or (b) an award of an injunction, specific performance or other equitable relief is not an appropriate remedy for any reason at law or equity.

7.           Governing Law; Jurisdiction; Waiver of Jury Trial.  Section 11.5 of the Agreement is hereby incorporated into and shall apply mutatis mutandis to this letter agreement.

8.         Representations of Pershing Square.  Pershing Square hereby represents and warrants to HHH that (a) it has all company power and authority to execute, deliver and perform this letter agreement; (b) the execution, delivery and performance of this letter agreement by it has been duly and validly authorized and approved by all necessary company action by it; (c) this letter agreement has been duly and validly executed and delivered by it and constitutes a valid and legally binding obligation of it, enforceable against it in accordance with the terms of this letter agreement, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors' rights and to general equity principles; (d) it shall have available funds and access to sources of capital at the Closing in excess of the sum of the Commitment Cap and all other unfunded contractually binding equity commitments of Pershing Square that are currently outstanding and due prior to the Closing; (e) all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Authority necessary for the due execution, delivery and performance of this letter agreement by it have been obtained or made (or, with respect to performance, will be obtained or made) and all conditions thereof have been duly complied with (or, with respect to performance, will be duly complied with) by it, and no other action by, and no notice to or filing with, any Governmental Authority is required in connection with the execution or delivery (or will be required in connection with the performance) of this letter agreement by it, provided, however, that after the execution and delivery of this letter agreement, Pershing Square (and/or its Affiliates, including Pershing Square Capital Management, L.P. (“PSCM”), as applicable) shall make public filings or announcements regarding the transactions, including this letter agreement and its terms, to the extent required by Law or the applicable rules of any securities exchange, including a Schedule 13D filing with the Securities and Exchange Commission and a public announcement of the transactions contemplated by this letter agreement pursuant to UK Listing Rule 8.2.1R(4) as applied by UK Listing Rule 11.5.2R and containing at a minimum the content required by UK Listing Rule 8.2.2R and such other information as may be required by applicable law (collectively, the “Announcement”); (f) to the extent that Pershing Square’s organizational documents limit the amount it may commit to any one investment, the Commitment is less than the maximum amount that it is permitted to invest in any one investment pursuant to the terms of such organizational documents; and (g) the execution, delivery and performance of this letter agreement does not otherwise violate the organizational documents of Pershing Square, applicable law or any contract to which Pershing Square is a party, in any case, for which such violation would reasonably be likely to prevent or materially impede, interfere with or delay the consummation by Pershing Square of the transactions contemplated by this letter agreement on a timely basis.  The assignment by Pershing Square of its rights, interests and obligations hereunder to any permitted assignee in accordance with the terms of this letter agreement and the acceptance of such assignment by such permitted assignee shall be deemed to constitute the giving of the foregoing representations and warranties to HHH by and with respect to such permitted assignee.

9.           Confidentiality.  This letter agreement and its terms shall be treated as confidential by Pershing Square and HHH, and Pershing Square and HHH shall not, and shall cause their respective Affiliates and their respective Representatives (and the Representatives of their respective Affiliates) not to disclose, use, circulate, quote or otherwise refer to in any document (other than the Agreement) this letter agreement, except with the prior written consent of the other party hereto; provided, however, that (a) this letter agreement shall be provided to Buyer and the Sellers’ Representatives (and the Buyer and the Sellers’ Representatives shall agree to keep, and agree to cause their respective Affiliates and Representatives to keep, this letter agreement confidential on terms that are substantially identical to the terms contained in this sentence) and (b) Pershing Square and HHH (and their respective Affiliates, including for the avoidance of doubt PSCM) may disclose this letter agreement and its terms (i) to their respective Affiliates and Representatives who need to know the terms of this letter agreement in connection with the negotiation or furtherance of the transactions contemplated by the Agreement, (ii) to the extent required by Law or the applicable rules of any securities exchange (including by way of the Announcement), (iii) without limitation of the following sentence, in a mutually agreed press release regarding the Transaction and (iv) in connection with any litigation to enforce the terms of this letter agreement.  Notwithstanding anything to the contrary herein, Pershing Square and its Affiliates shall be permitted to disclose this letter agreement and the Agreement, their respective terms and details of the transactions, including the Transaction, contemplated herein or therein (x) pursuant to Section 10 of this letter agreement and (y) in any written material, press release, brochure, notice, other publication, government filing, or in any other document or any verbal communication in connection with this letter agreement, the Agreement, the transactions, including the Transaction, contemplated herein or therein, or the marketing of Pershing Square and any of its Affiliates, including PSCM and any of its current or future investment vehicles or strategies.

10.       Regulatory Information Cooperation.  Pershing Square agrees to provide as promptly as practicable, or cause to be provided, all agreements, documents, instruments, affidavits, statements or information that may be required by any Governmental Authority in connection with the Governmental Approvals required pursuant to Section 5.4 of the Agreement relating to Pershing Square or any of its Affiliates (including any of their respective directors, officers, employees, partners, members or shareholders) and all Persons who are deemed or may be deemed to “control” Pershing Square within the meaning of applicable insurance Laws, or its or their structure, ownership, businesses, operations, regulatory and legal compliance, assets, liabilities, financing, financial condition or results of operations, or any of its or their directors, officers, employees, partners, members or shareholders, in each case, where requested by HHH for the purpose of obtaining any such required Governmental Approvals and subject to HHH’s cooperation with Pershing Square in connection therewith.  Pershing Square shall cause all Persons who are deemed or may be deemed to “control” Pershing Square to be added as applicants and provide any executed applications and any related submissions in connection therewith that may be required by any Governmental Authority in connection with their review of the Governmental Approvals required pursuant to Section 5.4 of the Agreement.  The limitations to Buyer’s obligations under Section 5.4 of the Agreement (including with respect to efforts and Burdensome Conditions) are hereby incorporated into and shall apply mutatis mutandis to Pershing Square’s obligations pursuant to this Section 10.

11.         Notices. All notices and other communications hereunder shall be in writing in the English language and shall be given in the manner set forth in the Agreement or as otherwise notified in writing by HHH to Pershing Square (for notices to HHH) or by Pershing Square to HHH (for notices to Pershing Square) from time to time in accordance with this Section 11:

Pershing Square Holdings, Ltd. c/o Pershing Square Capital Management, L.P.
787 Eleventh Avenue, 9th Floor
New York, NY 10019
Attention: Chief Legal Officer
Email: legal@persq.com

in each case, with a copy (which shall not constitute notice) to:

Latham & Watkins LLP
1271 Avenue of the Americas
New York, NY 10020
Attention:	Gary Boss
Andrew Elken
Kirsten Gaeta
E-mail:	gary.boss@lw.com
andrew.elken@lw.com
kirsten.gaeta@lw.com

Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
Attention:	Scott D. Miller
Ken Li
E-mail:	MillerSc@sullcrom.com
LiKen@sullcrom.com

12.          Miscellaneous.

(a)         Any term or provision of this letter agreement that is invalid or unenforceable in any jurisdiction shall be, as to such jurisdiction, ineffective solely to the extent of such invalidity or unenforceability without invalidating the remaining provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction; provided, however, that this letter agreement may not be enforced without giving effect to the limitation of the amount payable hereunder to the Commitment Cap provided in Section 1 and to the provisions of Sections 2, 3 and 4.

(b)        This letter agreement may be executed in one or more counterparts (including by electronic transmission), and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

(c)       The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this letter agreement.

(d)        All parties acknowledge that each party and its counsel have reviewed this letter agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this letter agreement.

(e)       This letter agreement may not be amended or otherwise modified without the prior written consent of Pershing Square, HHH and the Sellers’ Representatives; provided, however, that Pershing Square may amend this letter agreement to reflect any assignment to an Affiliate of Pershing Square permitted by Section 5.  Together with the Agreement, the Non-Disclosure Agreement and the other documents contemplated hereby and thereby, this letter agreement constitutes the sole agreement, and supersedes all prior agreements, understandings and statements, written or oral, between Pershing Square or any of its Affiliates, on the one hand, and HHH, Buyer, Sellers’ Representatives or the Company or any of their respective Affiliates (other than Pershing Square), on the other, with respect to the transactions contemplated hereby. Notwithstanding anything to the contrary, in the event of a conflict between the Agreement or the Non-Disclosure Agreement, on the one hand, and this letter agreement, on the other hand, this letter agreement shall control.

(f)         As promptly as practicable following the date hereof, each of Pershing Square and HHH agree to negotiate in good faith to enter into, prior to or concurrently with the Closing, such definitive documents as may be necessary to implement the provisions substantially as set forth in the Term Sheet.

[SIGNATURES STARTING ON NEXT PAGE]

Very truly yours,

PERSHING SQUARE HOLDINGS, LTD.

By:	/s/ Rupert Morley
	Name:	Rupert Morley
	Title:	Director

Accepted and agreed to
on this 17th day of December, 2025:

HOWARD HUGHES HOLDINGS INC.

By:	/s/ David O’ Reilly
Name: David O’Reilly
Title: Chief Executive Officer

[Equity Commitment Letter Signature Page]

EXHIBIT A

Term Sheet

(Attached)

EXHIBIT A
Preliminary Summary of Terms
Non-Voting Exchangeable Perpetual Preferred Stock

This non-binding term sheet summarizes the principal terms and conditions of a proposed investment in perpetual preferred stock of Howard Hughes Holdings Inc., a Delaware corporation (the “Company”) that is exchangeable into common stock of Vantage Group Holdings, Ltd., a Bermuda exempted company with liability limited by shares (“InsuranceCo”).  This term sheet does not address all of the material terms of the investment and issuance which remain subject to further negotiation and execution of definitive legal agreements.  Each of Pershing Square Holdings, Ltd., a company limited by shares incorporated under the laws of Guernsey with registration number 54602 (the “Investor”), and the Company agree to negotiate in good faith to enter into, prior to or concurrently with the closing of the Acquisition (as defined below), such definitive documents as may be necessary to implement the provisions set forth in this term sheet.

Securities Offered
Up to 140,000 shares of Non-Voting Exchangeable Perpetual Preferred Stock, par value $0.01 per share (such shares collectively, the “Preferred Stock”), which will be divided into 14 equally sized tranches (each, a “Tranche”) titled Series A-1 through Series A-14, each of which will initially be held through a separate non-U.S. holding entity wholly owned by Investor (each, a “Holding Entity”).

Purchase Price
$7,142.85 per share of the Preferred Stock (the “Original Issue Price”), for an aggregate purchase price of $1.0 billion or such lesser amount as may be requested by the Company (with a corresponding adjustment to the number of shares of Preferred Stock).

Issuance Date
The Preferred Stock will be issued to the Investor immediately prior to the closing of the Company’s acquisition of 100% of the outstanding equity interests of InsuranceCo (the “Acquisition”) (such date of issuance, the “Original Issue Date”).

Alternative Financing
Prior to the Original Issue Date, the Company (acting through the Financing Committee) will have the right to seek alternative third-party debt financing (including convertible debt) for the Acquisition, provided that such debt (1) will be incurred solely by the Company and (2) if convertible, will be convertible solely into common stock of the Company.

Ranking	Pari passu with the Company’s common stock (for the avoidance of doubt, including with respect to payment rights, liquidation, winding up or dissolution).

Liquidation Preference	None.

Voting Rights	Non-voting, subject to the “Protective Provisions” described below.

Term	Perpetual, unless exchanged or repurchased in accordance with the terms described below.

Dividends
Dividends on the Preferred Stock, if any, may be declared, at the sole discretion of a majority of the Disinterested Directors (as defined in the Standstill Agreement (defined below)) of the Board of Directors of the Company, and if declared, paid only out of the lesser of (i) assets of the Company legally available for the payment of dividends and (ii) pro rata cash dividends that track, on an as-exchanged basis, the dividends or distributions received by the Company from InsuranceCo.

If, on the Repurchase Date (as defined below), the Company has not met its obligation to repurchase any shares of Preferred Stock, then until such shares have been repurchased and the aggregate repurchase price has been paid in full, the unpurchased shares of Preferred Stock shall remain outstanding and beginning on the Repurchase Date, the unpurchased shares of Preferred Stock shall bear a dividend of 10% of the Original Issue Price per annum (the “Defaulted Repurchase Dividend Rate”), to the extent permitted under applicable law.

Call Option
During the period between 60 and 90 days following the end of each of the first seven (7) fiscal years following the Original Issue Date or at such other times as may be mutually agreed by the parties, the Company shall have the right, but not the obligation (the “Call Option”), to repurchase one or more full Tranches (but not a portion of any single Tranche) of the Preferred Stock.

The repurchase price for each share of the Preferred Stock will be cash consideration equal to the greater of: (i) (a) the Original Issue Price plus (b) 4% per annum through the date of repurchase and (ii) (x) 1.5 times the book value of InsuranceCo, determined in accordance with GAAP, as of the end of the fiscal year or quarter, as applicable, immediately preceding the exercise of the Call Option multiplied by (y) the ownership percentage of InsuranceCo represented by such share of Preferred Stock (on an as-exchanged basis).

Following the Company’s exercise of the Call Option with respect to any Tranche, the holder(s) of the applicable Preferred Stock shall elect to, in consideration for the purchase price described above, either (x) transfer such Tranche to the Company or (y) transfer to the Company a Holding Entity that has no assets or liabilities other than such Tranche of Preferred Stock.

Mandatory Repurchase Offer; Automatic Mandatory Repurchase
The Company shall offer to repurchase all of the outstanding shares of Preferred Stock upon the occurrence of any of the following: (i) a change of control or reorganization of the Company or InsuranceCo, including a sale or disposal in any form by the Company of a controlling interest in InsuranceCo (as “control” is understood under applicable insurance laws), excluding any sales or disposals to or by Investor, (ii) a sale of all or substantially all of the assets or business of the Company or InsuranceCo or (iii) material breach of the certificate of designation governing the terms of the Preferred Stock, subject to a customary cure period.

The repurchase price for each share of Preferred Stock shall be cash consideration in an amount equal to the greater of (i) the amount that such holder of such share of the Preferred Stock would have been entitled to receive under the Call Option and (ii) if the event triggering the mandatory repurchase offer is a transfer of equity in InsuranceCo, the amount that such holder would have received in such transaction if it had exchanged its Preferred Stock into InsuranceCo Common Stock.

In connection with any such repurchase, the holder of the applicable Preferred Stock shall, in consideration for the repurchase price described above, either (x) transfer such Preferred Stock to the Company or (y) transfer to the Company a Holding Entity that has no assets or liabilities other than such Preferred Stock.

If the assets of the Company legally available for repurchase are insufficient to pay the holders of the outstanding Preferred Stock the full amounts to which they are entitled as of the date of a mandatory repurchase of Preferred Stock (the “Repurchase Date”), such holders’ shares of Preferred Stock shall be repurchased ratably, in increments of full Tranches, to the extent permitted under applicable law and such holders shall share ratably in the payments permitted to be made under applicable law relating to distribution, and when additional funds of the Company become available to repurchase the remaining shares of Preferred Stock following the Repurchase Date, the Company shall use such funds to pay, in increments of full Tranches, the remaining balance of the aggregate repurchase price to the extent permitted under applicable law.  If not all shares of Preferred Stock are repurchased in full when required to do so, the holders of Preferred Stock shall have customary rights and remedies, including forbearances on the part of the Company from declaring or paying any distributions, dividends, redemptions or otherwise making funds available in respect of securities that rank pari passu or junior to the Preferred Stock, and the Company shall use commercially reasonable efforts to take action to generate sufficient funds to repurchase the remaining shares of Preferred Stock in full, to the extent permitted under applicable law.

Exchange of the Preferred Stock; Exchange Ratio
Within sixty (60) days following (i) the end of the seventh (7th) fiscal year following the Original Issue Date (subject to the Call Option) and (ii) the end of each subsequent fiscal year, a holder of Preferred Stock may exchange, in increments of full Tranches, greater than 10% (unless an amount less than 10% is all that is remaining of its shares of Preferred Stock, in which case a holder may exchange such remainder in increments of full Tranches) of its shares of Preferred Stock, without the payment of additional consideration, into a number of shares of common stock of InsuranceCo (“InsuranceCo Common Stock”) at the Exchange Ratio (as defined below) upon such holder of the Preferred Stock providing at least fifteen (15) days’ prior written notice to the Company (“Exchange Notice”).  As a condition to any such exchange, the applicable holder(s) of the Preferred Stock will deliver a voting proxy agreement to Holdco in a form substantially similar to the Voting Proxy Agreement, dated August 5, 2025, among Pershing Square Holdco, L.P., a Delaware limited partnership (“Holdco”) and certain of its affiliates.

Each share of Preferred Stock will be exchangeable into such number of shares of InsuranceCo Common Stock such that, upon exchange of all Preferred Stock, the holders of Preferred Stock would own, in the aggregate, the following fraction of all issued and outstanding InsuranceCo Common Stock (the “Exchange Ratio”):

where:
•                          Preferred Stock Capital = the sum of (i) the aggregate purchase price of the Preferred Stock (including additional purchases pursuant to the pro rata purchase right discussed below in “Preemptive Rights”) plus (ii) all dividends received by the Company from InsuranceCo that the Preferred Stock would have received on an as-exchanged basis reduced by (but not below zero) all such dividends passed on to holders of Preferred Stock through a dividend on the Preferred Stock, in each case prior to the date of the applicable exchange plus (iii) if applicable, all dividends owed under the Defaulted Repurchase Dividend Rate reduced by (but not below zero) all such dividends paid to holders of Preferred Stock

•                         Total Capital = the sum of (i) the aggregate purchase price of InsuranceCo in the Acquisition plus (ii) any additional capital contributed to InsuranceCo

In addition, the Exchange Ratio will be adjusted proportionately for equity splits, reverse splits, recapitalizations, stock dividends and other similar events.

The holder may, in its discretion, satisfy its obligation to transfer Preferred Stock by transferring a Holding Entity.

Ownership Cap
In no event will the holders of Preferred Stock be permitted to acquire more than 49% of the total shares of InsuranceCo Common Stock outstanding (the “Ownership Cap”) without the approval of a majority of the Disinterested Directors.  To the extent the holders of Preferred Stock otherwise have the right to exchange their Preferred Stock and have delivered an Exchange Notice, but are prohibited from completing all or any portion of the exchange due to the Ownership Cap, the Company will repurchase such excess portion of shares of Preferred Stock requested to be exchanged on the same terms as provided in the Mandatory Repurchase Offer provisions.

Registration Rights Agreement
The Investor will have customary registration rights for transactions of this type, which shall expressly include the right to require the Company and InsuranceCo to use reasonable best efforts to conduct an initial public offering or direct listing concurrently with the exchange of InsuranceCo Common Stock.  The form of registration rights agreement shall be substantially similar to the Registration Rights Agreement, dated as of May 5, 2025, by and between the Company and the entities listed therein.

Tax Treatment
The Preferred Stock is intended to be treated as equity of the Company that is not “preferred stock” within the meaning of Section 305 of the Internal Revenue Code of 1986, as amended, for U.S. federal, state, local tax laws and non-U.S. tax laws.

Withholding
All payments and distributions (or deemed distributions) on the shares of Preferred Stock (and any other securities issued on account of Preferred Stock) will be subject to withholding and backup withholding of taxes to the extent required by law, subject to applicable exemptions, and amounts withheld, if any, will be treated as received by the holders.  To the extent provided in the definitive documents, the relevant payor shall (i) notify the applicable holders of any anticipated withholding, and (ii) cooperate with the applicable holders to reduce or eliminate any amounts that would otherwise be withheld.

Protective Provisions
The Preferred Stock will be subject to customary protective provisions.  In particular, the consent of a majority-in-interest of the holders of the Preferred Stock will be required prior to:

•                         the creation (by reclassification or otherwise) or issuance of (i) any additional shares or Tranches of the Preferred Stock, (ii) any new class or series of shares of the Company having rights, preferences or privileges senior to the Preferred Stock or (iii) any new class or series of shares of InsuranceCo having rights, preferences or privileges senior to the InsuranceCo Common Stock;

•                         the issuance of additional equity interests of InsuranceCo (including any instruments convertible into such equity interests);

•                         any alteration of the powers, preferences or special rights of the Preferred Stock in a manner that would materially or adversely change the rights or preferences of the Preferred Stock; or

•                         any amendment of the certificate of incorporation that would reasonably be expected to materially or adversely change the rights or preferences of the Preferred Stock or impede the ability of the holders of the Preferred Stock to realize the benefit of such rights or preferences.

Preemptive Right
Following the Original Issue Date, in the event of any contribution of additional capital to InsuranceCo, the holder(s) of the Preferred Stock shall have the right (but not the obligation) to purchase additional shares of Preferred Stock on a pro rata basis (i.e., in such amount that enables the holder(s) to retain their ownership of InsuranceCo on an as-exchanged basis) at the same price and same terms.

Right of First Refusal
For as long as the Investor holds shares of Preferred Stock or equity interests of InsuranceCo, the Investor shall have a right of first refusal with respect to any proposed secondary sale of any equity securities of InsuranceCo (including any instruments convertible into equity) to any third party. In the event the exercise of the right of first refusal would cause the Investor to exceed the Ownership Cap, the underlying proposed sale shall require the consent of a majority-in-interest of the holders of the Preferred Stock.

Transfer
The Preferred Stock may be transferred, in whole or in increments of full Tranches, subject in each case to compliance with, and the receipt of any approvals required under, insurance laws, state and federal securities laws or other applicable laws; provided that, during the first seven (7) fiscal years following the Original Issue Date, such transfers shall be solely to affiliates of the Investor; provided further that any transferee will be subject to the terms of the definitive documents implementing the provisions set forth in this term sheet.

Timing; Approvals
The certificate of designations of the Preferred Stock will be in agreed form prior to the date of the closing of the Acquisition.  All corporate approvals required to be obtained for entry into the Equity Commitment Letter (defined below) to which this term sheet is attached by the Investor and the Company have been obtained on or prior to the date of the Equity Commitment Letter.  The Investor and the Company shall cooperate reasonably to seek any regulatory approvals required in connection with the Investor’s acquisition of the Preferred Stock.  The Company shall refrain from any actions that would prevent it from issuing the Preferred Stock at the closing of the Acquisition (e.g., amending the blank check preferred provisions of its charter).

Miscellaneous
The Investor shall deliver (for no fee) an equity commitment letter to the Company regarding the aggregate Purchase Price for the Preferred Stock (the “Equity Commitment Letter”).  The Company shall bear all reasonable and documented expenses incurred by the Investor in connection with the transactions described herein, up to a maximum of $4,500,000 (provided that expenses incurred by the Investor in connection with participating in or facilitating the Company’s or InsuranceCo’s regulatory filings shall not count towards this maximum).

For purposes of Section 2.3 of the Standstill Agreement between Holdco and the Company, dated as of May 5, 2025 (the “Standstill Agreement”), a majority of Disinterested Directors (as defined in the Standstill Agreement) have approved the Equity Commitment Letter to which this term sheet is attached and will approve the transactions contemplated herein.

The Company shall authorize the transactions contemplated herein, to the extent between the Company and Investor, pursuant to Rule 16b-3 of Section 16 of the Exchange Act.

Following the closing of the Acquisition and subject to the Protective Provisions described above, any decisions to be made by the Company with respect to or affecting the Preferred Stock will be made by a majority of the Disinterested Directors.

Confidentiality
The existence of this term sheet, the terms contained herein and the contemplated transactions, and the occurrence and content of any discussions among the parties will be held strictly confidential by each party and will be treated as confidential information by each party in accordance with the terms of any nondisclosure agreements entered into between the parties relating to the subject matter hereof, provided that each party may disclose the foregoing (i) to their respective affiliates and representatives who need to know the terms of this term sheet in connection with the negotiation or furtherance of the transactions contemplated herein and (ii) to the extent required by law or the applicable rules of any securities exchange.

Upon the execution and delivery of the Equity Commitment Letter by the Investor, the confidentiality terms of the Equity Commitment Letter shall supersede this Confidentiality section of this term sheet.